UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PAR PETROLEUM CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

69888T108
(CUSIP Number)

Jonathan D. Wasserman, Esq. Equity Group Investments 2 North Riverside Plaza, Suite 600 Chicago, Illinois 60606 312-466-3505
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2013
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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1.	Name of Reporting Persons. ZCOF PAR PETROLEUM HOLDINGS, L.L.C.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power – 0
	8.	Shared Voting Power – 48,788,534
	9.	Sole Dispositive Power – 0
	10.	Shared Dispositive Power – 48,788,534
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,788,534
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 296,869,397 shares of Common Stock outstanding after the closing of the Offering (as defined below), as reported in the Issuer’s Current Report on Form 8-K filed on September 27, 2013 and 3,959,328 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.

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1.	Name of Reporting Persons. Chai Trust Company, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power – 0
	8.	Shared Voting Power – 101,188,525
	9.	Sole Dispositive Power – 0
	10.	Shared Dispositive Power – 101,188,525
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,188,525
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 296,869,397 shares of Common Stock outstanding after the closing of the Offering (as defined below), as reported in the Issuer’s Current Report on Form 8-K filed on September 27, 2013 and 3,959,328 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.

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1.	Name of Reporting Persons. ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power – 0
	8.	Shared Voting Power – 101,188,525
	9.	Sole Dispositive Power – 0
	10.	Shared Dispositive Power – 101,188,525
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,188,525
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 296,869,397 shares of Common Stock outstanding after the closing of the Offering (as defined below), as reported in the Issuer’s Current Report on Form 8-K filed on September 27, 2013 and 3,959,328 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.

CUSIP No. 69888T108	13D	Page 5 of 8

EXPLANATORY NOTE: This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Common Stock, $0.01 par value per share (the “Common Stock”) of Par Petroleum Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 800 Gessner Road, Suite 875, Houston, Texas 77024. This Amendment No. 2 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 10, 2012 and Amendment No. 1 to Schedule 13D filed on June 27, 2013 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

As further described in Item 4 below, Holdings and certain other accredited investors (each an “Investor” and collectively, the “Investors”) entered into a Common Stock Purchase Agreement with the Issuer dated as of September 10, 2013 (the “Common Stock Purchase Agreement”) pursuant to which the Investors purchased from the Issuer, in connection with the Acquisition (as defined in Item 4 below), an aggregate of $200,000,000 of shares of Common Stock of the Issuer at a price of $1.39 per share in a private placement transaction (the “Offering”). Pursuant to the Common Stock Purchase Agreement, Holdings paid $62.3 million for the purchase of 44,829,206 shares of Common Stock of the Issuer. The source of the funds for this purchase was cash on hand and capital contributions to the Master Fund.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the Issuer’s acquisition of Tesoro Hawaii, LLC and its wholly owned subsidiary, Smiley’s Super Service, Inc. (the “Acquisition”), the Issuer entered into a previously disclosed Commitment Letter with the Investors and conducted the Offering under the terms of the Common Stock Purchase Agreement pursuant to an exemption from registration provided under the Securities Act. The proceeds of the Offering were used by the Issuer to fund the Acquisition, to repay indebtedness outstanding and other obligations under the Issuer’s Delayed Draw Term Loan Credit Agreement dated as of August 31, 2012 (as amended, amended and restated, modified, supplemented, extended, renewed, restated or replaced from time to time) and for working capital and general corporate purposes of the Issuer and its subsidiaries. As described in Item 3 above, Holdings paid $62.3 million for the purchase of 44,829,206 shares of Common Stock in the Offering. The Offering closed on September 25, 2013.

The Reporting Persons currently own the Common Stock solely for the purpose of investment and intend to review this investment on a continuing basis. Depending on various factors, including but not limited to each Reporting Person’s business, financial position, strategic direction and prospects, price levels of the Common Stock, conditions of the securities markets, and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, as amended. Without limiting the foregoing, each Reporting Person may, from time to time, acquire or cause affiliates to acquire additional Common Stock, dispose of some or all of its Common Stock (including sales pursuant to the registration statement and the terms of the Registration Rights Agreement described in Item 6 hereto), or continue to hold Common Stock (or any combination or derivative thereof). In addition, without limitation, the Reporting Persons, in their capacity as stockholders, may directly or indirectly engage in discussions with members of management, directors, and stockholders of the Issuer and other parties, concerning extraordinary corporate transactions (including but not limited to a merger, reorganization or liquidation) relating to the Issuer as well as concerning its business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements. As a result, the Reporting Persons may take

CUSIP No. 69888T108	13D	Page 6 of 8

positions with respect to and seek to have the Nominee Directors influence the decision of the Board regarding the matters discussed above. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, no Reporting Person has any present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that each Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b) To the best knowledge of the Reporting Persons, there were 296,869,397 shares of Common Stock outstanding after the closing of the Offering, as reported in the Issuer’s Current Report on Form 8-K filed on September 27, 2013.

Holdings is deemed to be the beneficial owner of 48,788,534 shares of Common Stock, or approximately 16.2% of the issued and outstanding shares of Common Stock as of the closing of the Offering, and Holdings shares voting and dispositive power with Master Fund and General Partner with respect to such shares. Each of Master Fund and General Partner is deemed to be the beneficial owner of 101,188,525 shares of Common Stock, or approximately 33.6% of the issued and outstanding shares of Common Stock as of the closing of the Offering, and Master Fund shares voting and dispositive power with General Partner with respect to such shares. The 3,959,328 shares of Common Stock issuable upon exercise of the Warrants held by Holdings are included in the beneficial ownership calculation in the preceding two sentences. No other person referenced in Item 2 of the Schedule 13D beneficially owns any shares of Common Stock.

(c) Except as set forth in Item 3 and Item 4 above, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons.

(d) No person other than the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

As described in Items 3 and 4 above, pursuant to the previously disclosed Commitment Letter, Holdings entered into the Common Stock Purchase Agreement with the Issuer for the purchase of 44,829,206 shares of Common Stock of the Issuer at an aggregate price of $62.3 million. The Common Stock Purchase Agreement contains representations from each Investor as to such Investor’s status as an accredited investor and such Investor’s level of financial sophistication. The Common Stock Purchase Agreement also contains other customary terms and conditions, including representations, warranties and covenants, provisions regarding payment of fees and expenses in connection with the Offering and indemnification. The transactions contemplated by the Common Stock Purchase Agreement closed on September 25, 2013 (the “Closing Date”).

Pursuant to the terms of the Commitment Letter and the Common Stock Purchase Agreement, the Issuer entered into a Registration Rights Agreement with Holdings and the other Investors dated as of September 25, 2013 (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, as soon as reasonably practicable after the Closing Date, but no later than sixty calendar days following the Closing Date, the Issuer must prepare and file a registration statement on Form S-1, or Form S-3 if the Issuer is eligible to use such form prior to effectiveness, with the Securities and Exchange Commission for the resale of the shares of Common Stock sold by the Issuer in the Offering (the “Registrable Shares”). The Issuer is required to keep such registration statement effective from the date of first effectiveness until the earliest to occur of the following: (i) the Investors have sold all of the Registrable Shares, (ii) all of the Registrable Shares may be sold by the Investors without volume restrictions pursuant to Rule 144 under the Securities Act of 1933, as amended

CUSIP No. 69888T108	13D	Page 7 of 8

and (iii) the third anniversary of the effective date of such registration statement. The Registration Rights Agreement also provides Investors who hold an aggregate of $50 million of Registrable Shares the right to demand an underwritten public offering of their Registrable Shares (an “Underwritten Registration”). Such Investors may request up to three Underwritten Registrations under the Registration Rights Agreement, but are limited to one such demand request in any 365-day period.

In the event any registration statement (except in connection with an Underwritten Registration) (i) is not filed with the SEC on or prior to the applicable filing deadline as set forth in the Registration Rights Agreement, (ii) is not declared effective by the SEC (or otherwise does not become effective) for any reason on or prior to the applicable effectiveness deadline as set forth in the Registration Rights Agreement or (iii) does not remain effective for the applicable effectiveness period specified in the Registration Rights Agreement (any such failure or breach in clauses (i) through (iii) above being referred to as an “Event”), then the Issuer shall pay the Investors liquidated damages equal to 0.25% of the Investor’s allocated purchase price for its Registrable Shares per month or portion thereof from the date an Event occurred up to the cure of such Event.

The foregoing descriptions of the Common Stock Purchase Agreement and the Registration Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, which are attached as Exhibit F and Exhibit G hereto and incorporated by reference herein.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit F:	Common Stock Purchase Agreement, dated as of September 10, 2013; incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 13, 2013

Exhibit G:	Registration Rights Agreement, dated as of September 25, 2013; incorporated by reference from Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on September 27, 2013

CUSIP No. 69888T108	13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: September 30, 2013

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
By: Chai Trust Company, LLC, its general partner

CHAI TRUST COMPANY, LLC

Each by:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

ZCOF PAR PETROLEUM HOLDINGS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name: Philip G. Tinkler
Title: Vice President